Networking Partners, Inc.
857 Sarno Road
Melbourne, Florida 32935
(321) 984-8858

June 23, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo, Esq.
Attorney-Advisor
and
Barbara C. Jacobs, Assistant Director
Division of Corporation Finance

Re:	Networking Partners, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on May 27, 2011
File No. 333-173790

Dear Madam or Sir,

This letter is in response to your letter to me of June 14, 2011, regarding the above referenced matter (“Comment Letter”).  Networking Partners, Inc. is filing an amendment to the referenced Form S-1 (“amendment”) along with this letter.  As you know, on June 16, 2011, we filed a partial response to the Comment Letter in an effort to open a dialogue with the Staff on the resolution of first two comments in the Comment Letter.  However, the Staff responded to the letter asking us to respond to all comments in the Comment Letter and amend our filing, which we have done.  The letter is intended to supersede our previous letter of June 16, 2011, and is intended as our full response to the Comment Letter.  Please note that we have raised the minimum offering proceeds from $100,000 to $200,000.

Our responses to the Comment Letter follow:

General

1. We note a recent press release by the company on May 19, 2011 that states:

“Now, I have to make a full disclosure here. I am a director of Networking Partners Inc., a business developing social technologies.  We own the KoiniClub.com which is going great guns with 150,000+ members.  It is innovative and we have just done our registration statement to become listed. Crazy! I here you say, well, maybe, but we decided that we wanted to look at the markets to allow people to get involved with our business while we are developing and raise funding in that way.  For us it makes more sense to go to market and allow our investors to buy shares in our company at a market dictated price than stay private and rely on venture capital firms for our funding needs.  It may seem a little off the wall but it works for us, and with the first day of trading producing 150% for Linkedin it would seem that being able to offer listed shares in social technology business right now is not such a ad {sic} idea.”

2. Further to the above comment, to the extent known, please explain to us in your response letter the circumstances surrounding these media reports and public communications by officers and directors of the company and other sources, if known.  Please describe the nature of the relationship between the company and any such other sources.  With respect to any such reports or communications that are not available electronically, please tell us the extent and circumstances of their distribution.  In addition, provide us with your analysis as to how you believe these communications do not constitute an offer for purposes of the Securities Act.

Response to Comments #1 and #2:

The press release noted above (“press release”) (a copy of which is attached to this letter as Appendix A) was published on the Koini Press page, HF-Markets, a personal blog of our Director, David Bradley-Ward (DBW”), and EvanCarmichael.com, an article aggregator of entrepreneurs’ comments and news.  We are not aware of any other article, media report, press release or other public communication that has been made by the company or our representatives that discusses our anticipated initial public offering. The initial links where the article was published are as follows:

http://hf-markets.com/2011/05/linkedin-100-rise-on-the-first-day-of-trading%E2%80%A6-tech-bubble-anyone/
http://www.evancarmichael.com/Sales/5107/Linkedin-tops-150-rise-on-the-first-day-of-trading-tech-bubble-anyone.html
http://www.koini.com/press/linkedin-100-rise-on-the-first-day-of-trading-tech-bubble-anyone/

Based on our interview with DBW, the press release was simply an effort by DBW to disclose that DBW had a connection with Networking Partners, Inc. (i.e., “Look at me” type thing) and was not intended to prep or condition the market for our common stock.

In addition to the links above, the following sites “scraped” the article:

http://www.pr-inside.com/linkedin-100-rise-on-the-first-r2605074.htm
http://www.evancarmichael.com/Sales/5107/Linkedin-tops-150-rise-on-the-first-day-of-trading-tech-bubble-anyone.html
http://www.feedagg.com/feed/4895676/Koinicom-Press-Releases
http://hf-markets.com/2011/05/linkedin-100-rise-on-the-first-day-of-trading%E2%80%A6-tech-bubble-anyone/
http://www.koini.com/press/linkedin-100-rise-on-the-first-day-of-trading-tech-bubble-anyone/
http://www.5z5.com/Feeds/?0d5a3c5c1174eaf9

Some of the sites immediately above simply scrape articles and blogs.  Additional sites that have scraped the press release are:

http://hf-markets.com/2011/05/networking-partners-inc-announces-that-the-koiniclub-com-site-integrates-facebook-news-feed/

http://www.koini.com/press/networking-partners-inc-announces-that-the-koiniclubcom-site-integrates-facebook-news-feed/
http://www.feedagg.com/feed/4895676/Koinicom-Press-Releases
http://www.5z5.com/Feeds/?0d5a3c5c1174eaf9
http://hf-markets.com/2011/05/networking-partners-koiniclub-com-site-hits-150000-members/
http://www.pr-inside.com/networking-partners-koiniclub-com-site-r2599014.htm

We have searched Bing, Google, Dogpile and Yahoo and the above links are all that we could find.

Aside from the personal blog of DBW, the Company does not have any relationship with the sites that published, scraped or reproduced the press release.

Remedial Action

After receiving the Comment Letter, our Board of Directors has severely admonished DBW for his actions in publishing the article. We have also emphasized to all officers, directors and employees the significance of complying with the quiet period and waiting period and have forbidden any verbal or written mention or discussion of our registration statement or plan to sell common stock.

In order to halt any further scraping of the site and posting of the press release, we have removed the press release from the following sites:

www.hf-markets.com
www.koini.com/press
www.evancarmichael.com

However, we were unable to remove the press release from the following sites:

http://www.pr-inside.com/linkedin-100-rise-on-the-first-r2605074.htm
http://www.5z5.com/Feeds/?0d5a3c5c1174eaf9
http://www.feedagg.com/feed/4895676/Koinicom-Press-Releases
http://www.chinaproductreviews.com/html/tag/tech  (this has the title of the article but returns a 404 error and does not show the article)

We have emailed PR-Inside and asked them to remove the press release.  Other sites are simply automated Google Ad-Sense farms that basically scrape any and all data from everywhere they can find it and serve Google ads on the pages.

There are thousands of other sites and the only way to search those sites is via the search engines. The Google-bot is the most voracious of all the robots searching for things to index and many of the search engines just scrape Google indexed material.

We have also searched Dogpile, Ask Jeeves, 20 Search, “All the web,” Alta Vista, AOL Search, Excite, Gigablast, Iwon, Joeant, Lycos, Mamma, Netscape, DMOZ and Webcrawler. The press release does not show up on these sites and they all return “page not found” or another landing page.

We will continue to monitor these sites and, if possible, remove the press release or the link to the press release from the site. However, we may not have control over these sites.

Analysis of if we believe these communications constitute an offer for purposes of the Securities Act.

We believe that the press release could be construed as an offer for purposes of the Securities Act; however, we do not believe publication of the press release was an intentional offer of our common stock or an intentional violation of the Securities Act because (i) it was not authorized by the Company (our first knowledge of its existence was when we received the Comment Letter); (ii) at the time the press release was published, there had been a lot of publicity about social networking companies making initial public offerings (i.e., Renn (Chinese company), Linkedin and lots of talk about Facebook’s deal with an investment banker) and DBW simply got caught up in the moment and wanted to let his friends know that he was involved with the Company (i.e., “look at me, I am involved with a social networking company.”) and he did so without any intention of prepping or conditioning the market for our common stock and without the authorization, consent or knowledge of the Company or any other officer or director; (iii) after canvassing our employees, officers and directors, we have been advised that none of them received any phone calls, emails or other communications from persons who had seen the press release asking or talking about our offering or our common stock; and (iv) our common stock is not presently traded or quoted on a stock exchange or quotation service.

We also understand that unintentional acts may constitute violations of Section 5 and that the Commission could, and likely would, take the position that the publication of the press release constituted an offer for purposes of the Securities Act and, as such, was a violation of the Securities Act.  However, we do not believe the Commission necessarily has to take any action against us for the reasons that (i) immediately upon receipt of the Comment Letter (our first knowledge of its existence), we took the actions discussed under the caption “Remedial Actions,” above; (ii) our common stock is not currently quoted or traded and, therefore, no person has bought or sold shares of our common stock as a result of the press release; (iii) the press release was issued by DBW on May 19, 2011 (over one month ago); (iv) we have received no inquiries about our offering from anyone who read the press release; and (v) we believe we can mitigate any disclosure or gun jumping issues by amending our filing and including the press release as an appendix to our prospectus (of if suggested by the Commission, we could include the full text of the press release within the body of the prospectus instead of appending it thereto) and by adding a new risk factor in the form and content of the proposed risk factor described below.  We also believe that the placement of the new risk factor at the beginning of our Risk Factors section is an important mitigating factor, as well.

Going Forward

In fairness to all potential investors in our Company, we believe that we should amend our prospectus to include the full text of the press release, an explanation of the circumstances surrounding its publication and adding a risk factor regarding consequences if we were found to have violated the Securities Act as a result of the press release’s publication.

Therefore, we propose to add the following disclosure and risk factor to our prospectus:

“Information about Networking Partners has been published in a press release appearing in May 2011, on the following websites:

http://hf-markets.com/2011/05/linkedin-100-rise-on-the-first-day-of-trading%E2%80%A6-tech-bubble-anyone/
http://www.evancarmichael.com/Sales/5107/Linkedin-tops-150-rise-on-the-first-day-of-trading-tech-bubble-anyone.html
http://www.koini.com/press/linkedin-100-rise-on-the-first-day-of-trading-tech-bubble-anyone/

The text of the press release, which is included as Appendix A in this prospectus, was made by one of our Directors, David Bradley-Ward, after the filing of our registration statement of which this prospectus is a part.  The press release includes quotations from, and opinions of, David Bradley-Ward and has been reprinted or republished on a number of other websites.  The press release, which was neither known to the Company nor authorized by our Board of Directors, presented certain statements about our Company and our registration statement in isolation and did not disclose any of the related risks and uncertainties described in this prospectus.  The press release also mentioned Linkedin and its initial public offering and discussed certain valuations of other companies in the social networking space.  Our Company is much smaller and not any where close to being as successful or popular as Linkedin or the other social networking companies mentioned in the press release; therefore, prospective purchasers of our common stock should not assume, conclude or presume that shares of our common stock are or will be worth anything close to the shares of Linkedin or the other companies mentioned in the press release.  Investors should also be aware that our common stock will be deemed a penny stock.  As a result, the press release should not be considered in isolation and you should make your investment decision only after carefully reading this entire prospectus including Appendix A hereof.

You should carefully evaluate all the information in this prospectus, including the risks described in this section and throughout this prospectus.

We do not believe our involvement in the press release constitutes a violation of Section 5 of the Securities Act of 1933.  However, if our involvement were held by a court to be a violation of the Securities Act of 1933, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price, plus statutory interest from the date of purchase, for a period of one year following the date of the violation.

See the Risk Factor entitled “If our involvement in a May 2011 press release were held to be in violation of the Securities Act of 1933, we could be required to repurchase securities sold in this offering.  You should rely only on statements made in this prospectus in determining whether to purchase our shares.”

We would propose to add the following risk factor to page 5 of our prospectus:

“If our involvement in a May 2011 press release were held to be in violation of the Securities Act of 1933, we could be required to repurchase securities sold in this offering.  You should rely only on statements made in this prospectus in determining whether to purchase our shares.”

The text of the press release, which is included as Appendix A in this prospectus, was made by one of our Directors, David Bradley-Ward, after the filing of our registration statement of which this prospectus is a part.  The press release includes quotations from, and opinions of, David Bradley-Ward and has been reprinted or republished on a number of other websites.  The press release, which was neither known to the Company nor authorized by our Board of Directors, presented certain statements about our Company and our registration statement in isolation and did not disclose any of the related risks and uncertainties described in this prospectus.  The press release also mentioned Linkedin and its initial public offering and discussed certain valuations of other companies in the social networking space.  Our Company is much smaller and not any where close to being as successful or popular as Linkedin or the other social networking companies mentioned in the press release; therefore, prospective purchasers of our common stock should not assume, conclude or presume that shares of our common stock are or will be worth anything close to the shares of Linkedin or the other companies mentioned in the press release.  Investors should also be aware that our common stock will be deemed a penny stock.  As a result, the press release should not be considered in isolation and you should make your investment decision only after carefully reading this entire prospectus including Appendix A hereof.

You should carefully evaluate all the information in this prospectus, including the risks described in this section and throughout this prospectus.

If our involvement were held by a court to be a violation of the Securities Act of 1933, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price, plus statutory interest from the date of purchase, for a period of one year following the date of the violation.”

Plan of Distribution; Terms of the Offering, page 12

3. We note your responses to prior comments 9 and 12 in your letter regarding the process for gathering subscriptions, how the determination will be made as whether the minimum has or has not been achieved and the persons who share these responsibilities. Please revise your filing to include this information in the Plan of Distribution section.

Response

In response to this comment, we have added the following disclosure to our Plan of Distribution:

“Pino G. Baldassarre and Enzo Taddei, the two officers and directors of the Company who will be offering and selling shares on our behalf, have agreed that prospective investors will be directed to send their subscription agreements and checks to the attention of Pino G. Baldassarre, President, Networking Partners, Inc., 857 Sarno Road, Melbourne, Florida 32935. In the event that investors send subscription agreements and checks to any of our officers or directors, our officers and directors have been instructed to forward same to Mr. Baldassarre. Copies of all subscription agreements and checks received will be sent to our securities counsel, David E. Wise, Esq., for review as to completeness.  Upon receiving an email from such counsel that the subscription agreements and checks are complete, we will deposit the checks into a company account at Wachovia Bank designated “Networking Partners, Inc. Special Account.” This Special Account will be a non-interest bearing checking account. Mr. Baldassarre will manage the Special Account and will have the sole authority to determine if and when the minimum $200,000 in subscriptions has been received. At such time as we receive subscriptions for $200,000 (400,000 shares) and the funds have cleared, we will transfer the funds in the Special Account into one of the general purpose accounts of our Company, and instruct our transfer agent to issue stock certificates to the subscribers or DWAC the shares to brokerage accounts if requested by subscribers. In the event that we do not receive subscriptions for $200,000 (400,000 shares) by the 180th day following the date of our prospectus, we will, at the direction of Mr. Baldassarre, promptly refund all subscriptions to the subscribers without interest and without any other deduction.

We will not accept subscriptions from our officers or directors.”

Management’s Discussion and Analysis of Financial Condition and Plan of Development Stage Activities, page 15

General

4. In response to prior comment 13, you state that in the event that you are unable to raise the minimum $100,000 in proceeds from the offering, you would not have to pay the costs of being a public company. We note that you have filed a Form 8-A on May 26, 2011 registering your common stock under Section 12(g) of the Exchange Act, which would subject you to the reporting requirements of Section 13(a) of the Exchange Act. Please revise the filing to reflect your reporting obligations and the costs of being a public company.

Response

In response to this comment, we have revised our disclosure under the caption “Liquidity and Capital resources” on page 20 of our prospectus to reflect our obligations and the costs of being a public company.

Liquidity and Capital Resources, page 20

5. We note that you continue to state that you believe that you can satisfy your cash requirements during the next 12 months whether the minimum or maximum amount is raised in the offering. This appears to be based on the assumption that you will be able to receive loans from Messrs. Baldassarre and Taddei to help pay for your operating expenses until you generate sufficient revenues to cover your expenses. We note your response to prior comment 15 that these loan commitments are not binding and are at the discretion of your two executive officers. Please revise your filing on pages 3, 8, 15 and 20 to clearly disclose the uncertainties regarding the loans. In addition, revise your disclosure to state whether you will be able to satisfy your cash requirements during the next 12 months without the loans. If not, as requested in prior comment 13, state the minimum period of time that you will be able to conduct planned operations using currently available resources and contractually committed resources.

Response

Due to the risks related to the loans from Messrs. Baldassarre and Taddei (i.e., if one or both of them fails to perform on verbal commitment), we have increased our minimum offering to $200,000.  We have revised our filing as suggested in this comment.

Business, page 20

6. We note that you continue to compare the company and its functionality to “major social networks” and “major micro-blogging sites.” Please provide a balanced discussion of your competitive position in the social networking industry. Discuss in greater detail in what ways you compete with these companies whose revenues, market share and sales and marketing capabilities, among other things, it would appear, far outpace your own. Disclose any negative factors pertaining to your competitive position in the industry. See Item 101(h)(4)(iv) of Regulation S-K.

Response

In response to this comment, we have expanded our disclosure to include a balanced disclosure about our competitive position by adding the following language under the caption “Our Competition in the Social Networking Marketplace” on page 30 of our prospectus:

“Due to our infancy as a business and our limited financial resources and access to technological expertise, we are a very small company compared to the major social networks and micro-blogging sites with which we compete.  Those networks have far greater financial capabilities, more members, greater access to press, more human resources and superior technological capabilities than us.  However, in the midst of all of this competition, KoiniClub has been able to attract over 150,000 members and through our new platform, we are able to deliver basic networking functions similar to that of many of the major networks.  In our opinion, we have superior functionality to that of the micro-blogging sites.

Our games are not as complex as those offered by the major social networks or as “social,” which is a disadvantage that we intend to address in the future, if and when we have the financial resources to do so.  However, we do differentiate our sites from those of our competitors by offering our KoiniClub members the ability to compete against other members of KoiniClub to win competitions for real prizes.  Our competitors do not offer their members the ability to compete between their members.  Of course, the major networks could use their vast financial resources and technological expertise to replicate KoiniClub’s competition functionality, if they chose to do so, which would adversely impact our business.”

Executive Compensation, page 36

7. You state that you do not have and do not contemplate entering into any employment agreements. However, we note from your disclosure on page 10 that you intend to pay salaries of $38,210 to David Bradley-Ward, Jorge Sariego Sanchez and Negar Motamed- Khorasani for three months using the net proceeds from the offering. Please disclose the material terms of any compensation arrangements, including any verbal agreements, with your executive officers and key employees.

Response

As stated in our filing, we do not have written employment agreements with any of our officers or employees.  Our President, Pino G. Baldassarre, and Enzo Taddei, our Chief Financial Officer, will not receive any compensation unless we raise more than the minimum offering proceeds and only when we have sufficient cash to place them on the payroll.  There is no written commitment or agreement related to the compensation of Mr. Baldassarre or Mr. Taddei.  We have verbally agreed to pay Jorge Sariego Sanchez the equivalent of 4,000 Euros per month (this amount varies based on currency fluctuations between U.S. $5,600 and $5,800 per month).  We have verbally agreed to pay Negar Motamed-Khorsani $3,400 per month.  We have also agreed to pay David Bradley-Ward $10,000 per month; however, he has verbally agreed to allow us to accrue $10,000 a month for his salary until we have raised more than the minimum offering proceeds or can otherwise afford to pay him.  We do not pay health insurance premiums or provide other compensation to any of our officers, directors or employees. Each of our employees receives 14 days of paid vacation per year.  We have revised our Use of Proceeds and Executive Compensation sections of our prospectus to reflect the above monthly cash payments to Jorge Sariego Sanchez and Negar Motamed-Khorasani.

Financial Statements, page 41

8. There are other instances in which you refer to legacy GAAP in your registration statement aside from the example noted in prior comment 26(sic). We reiterate that you should either provide a brief description of the accounting guidance applied or provide a reference to the FASB Codification. In addition, please revise to add back the paragraphs in Note 7 that you removed in response to our prior comment and comply with the two alternatives noted above, as we believe the information you deleted is important in describing your accounting for intangible assets.

Response

After speaking with the Staff, we clarified that your reference to prior comment 26 in this comment should have been to 23.  In response to this comment, we have added back the previously deleted language from old Note 7 and revised the legacy GAAP with the codification code for fair market value, ASC-820. We have also deleted the Business Segments footnote that contained a legacy GAAP and added a one line addition to Note 4 regarding business segments, of which we have none.

Note 7. Intangible Asset, page F-11

9. Please provide us with your analysis of how you concluded that the acquisition of the two websites from Anne’s Diary, Inc. did not meet the definition of a business pursuant to ASC 805-10-25-1, ASC 805-10-20, and ASC 805-10-55-4 to 5. In this regard, it appears you may have also acquired employees as it seems that several of your officers and directors were previously employed by Anne’s Diary, Inc. (i.e. David Bradley-Ward, Chief Operating Officer, Jorge Sariego Sanchez, Director and Chief Technology Officer, and NegarMotamed-Khorasani, Graphic Design/Multi-media Specialist). In your response, please tell us the positions each of these individuals held at Anne’s Diary and also tell us whether Pino Baldassarre was the CEO of Anne’s Diary prior to this acquisition.

Response

Anne´s Diary, Inc is a Canadian Ontario corporation that was formed in September 2006. Its principal offices are located in Prince Edward Island (Canada).

Anne's Diary, Inc. is a software company that develops social networking and membership solutions for various types of organizations and social niches. It also develops its own networks, as well as investing in other social technology companies.

Anne’s Diary, Inc. currently employs five full time employees, three based in Toronto, one in London (UK) and the fifth in Prince Edward Island.

Anne’s Diary, Inc.’s first website (its flagship) was www.annesdiary.com, which had fingerprint access technology and solutions built in to it. This technology was developed in partnership with Novell, Rackspace and 123ID and allowed biometric authentication of users on the web. The platforms and the built-in finger print technology had and still have many applications. The website, platform and technology was licensed to a company called Anne´s World Ltd., a subsidiary of company Logica Holdings Inc. (now called Dolphin Digital Media Inc) for a period of 7 years.

Anne’s Diary, Inc. was and is involved in the development of several websites; however, the only sites we were interested in were the Koini sites.  We believe that our acquisition of the www.koiniclub.com and www.koini.com websites and social networking secure engines did not represent a business combination as Anne´s Diary, Inc. is an operating entity with its own officers and employees and business operations. Anne’s Diary, Inc. has been doing business since 2006, creating, selling and/or licensing social networking platforms to third parties. Anne’s Diary, inc. has its own work force that is currently developing its new website assets, such as:

http://www.checkoutwithcash.com
http://www.singlesmontreal.com/
http://www.g101.me/
http://www.dateamour.com/
http://www.tomsscrapbook.com/

While working for Anne´s Diary, Inc, Mr. Bradley-Ward was that company´s COO and head of marketing, Mr. Sariego Sanchez was one of their website programmers and Miss Motamed-Khorasani was one of their graphic designers. The reason why the three came to work for Networking Partners, Inc. was simple -- the Koini websites require constant attention and upgrading and were in the middle of a major revamping; hence, it seemed only logical that the team that were employed to lead the creation of the Koini websites would continue to maintain and grow these websites for us at Networking Partners, Inc. Upon the sale of the Koini websites, Anne´s Diary, Inc. had no further use for the three above mentioned employees, since it had other employees working on other projects and did not need the extra overhead of keeping the three employees, so we hired them and we are pleased to have them aboard our operation..

Mr. Baldassarre was appointed as CEO of Anne’s Diary, Inc. on a interim basis from March 1, 2010, to July 29, 2010, for the primary purpose of representing Anne´s Diary, Inc. at the  United Nations Interregional Crime and Justice Research Institute (“UNICRI”).  He has not held any position with Anne’s Diary, Inc. since July 29, 2011.  Prior to his appointment as interim CEO of Anne’s Diary, Inc., Mr. Baldassarre provided advice and consultation to Anne’s Diary, Inc. on issues related to Internet Safety.  We have revised Mr. Baldassarre's bigraphical information to include his interim CEO-ship with Anne’s Diary, Inc.

Also, see our response to comment 10, below, as it addresses the fact that the transaction does not qualify as a business combination.

10. Furthermore, assuming the transaction did not qualify as a business combination, than explain further how you determined that accounting for these websites based upon estimated fair market value is appropriate. Tell us the accounting guidance you  considered and specifically address your consideration to record such assets at the transferor’s cost basis pursuant to the guidance in ASC 845-10-S99 (SAB Topic 48).

Response

In response to this comment, the subsequent accounting of an asset or liability is based on the nature of the asset or liability, not the manner of its acquisition.  The basis for measuring the asset or liability, whether cost or fair value, has no impact on the accounting of the asset or liability after acquisition (ASC 805-50-35-11).  This transaction was not a part of a business combination as suggested by your comment.  The business combination accounting rests with Anne’s Diary, Inc. as they own 49% of our common stock. We have no control over Anne’s Diary, Inc. or its accounting.  Mr. Douglas Labrozzi contacted the AICPA and the AICPA agreed that our booking of the asset is correct.

General Amendments to Our Filing

In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, updated consents of our auditors and legal counsel and we have corrected a few typographical errors.

Please address any further comments to our attorney, David E. Wise, Esq.

Mr. Wise’s contact information is set forth below:

Law Offices of David E. Wise
Attorney at Law
The Colonnade
9901 IH-10 West, Suite 800
San Antonio, Texas 78230
Telephone: (210) 558-2858
Facsimile: (210) 579-1775
Email: wiselaw@gvtc.com

Sincerely,

By: /s/ Pino G. Baldassarre
Pino G. Baldassarre
President

Appendix A

Toronto May 19th, Networking Partners Inc . (http://www.networkingpartners.com)  a company that develops social technologies and invests in and acquires the same. The Company is the owner of the social networking site KoiniClub.com that has 145,000+ members and is the foremost social networking site that concentrates on competitions between its members. Ranked highly in the world’s most popular sites KoiniClub.com is the foundation of the Company’s development of social technologies.

Linkedin, the business social network will start trading today after increasing its IPO price from $42 to $45, valuing the Company at around $4.3 billion.  That is a huge number, especially for a company that does not expect to be profitable next year. The media therefore is unanimous; the tech bubble is back!! The first day of trading for Linkedin can only help to fuel that kind of sentiment with the share price increasing at one stage to $120 dollars a 150%+ increase over the IPO price!

So is the tech bubble back? Well we have huge valuations for Twitter and Facebook, we also have nerdy 20 something’s getting rich and billion dollar takeover bids for Twitter and Groupon have filled the headlines. We now see 150% first day trading for an IPO, so it must be true right?

Well yes and no. Let’s look first at the relative valuations of the companies that are seen as the bubble companies. Facebook has a valuation after Goldman Sachs’ latest investment of $75 billion that is a valuation on reported revenue of $4bn which is 20x. Zynga the gaming company is valued at $10 billion on $2bn of revenue which is only 5x. Groupon is $15bn valuation 7x revenue and Twitter is higher than all these on 28x revenue making a $7bn valuation. Linkedin by the way, at the valuation placed on it by the market today is 32x.

The bottom line is that it is a few investors getting hot under the collar about a few companies whose revenues make the valuations not way out of the stratosphere. We are not at stage where we are in Boo.com or any of those massively overvalued farces, the valuations been placed on Internet companies at the moment are a result of 10 years of understanding by investors who have some idea what may make money and what won’t.

The thing that the investor must be asking is ‘are these companies fully valued at these levels?’ We have literally bought the t-shirt and watched the movie on Facebook and we know that the valuation has been getting bigger and bigger since day one and that cannot go on forever. Some investors have made billions and maybe now is their time for an exit. So are these hyper-IPO’s a good investment? To be honest I don’t know, but on the subject of this article, Linkedin, I can offer some opinion.

For a start off when did you last use it? I set up a profile a long time ago and have not touched it since then; I also have not received an invite from anyone on Linkedin for a long, long time. It is not just Linkedin, I am a member of other business networks that I have also ignored so I am not sure that looking at Linkedin as a social network is right. I asked a colleague what Linkedin is now, they said ‘Isn’t is just a jobs board now?’ Fans of Linkedin say its revenue base is better than Facebook et al because of the fact it has more than just advertising and that seems to me to be the way of the future, but $4 billion dollars worth? I am not so sure. I have read an article today that says in 5 years time Linkedin will be worth $25 billion I don’t see how. The guys over there, especially Reid Hoffman, are obviously very talented so maybe it will be the inevitable purchase of other businesses that will propel Linkedin forward, your guess is as good as mine.

I think what Linkedin has done, however, is put down a marker for the sector. It is saying social is it, it is here, and you can make money out of it if you have the right idea. As an investor, therefore, I would be looking at where I can get value from reflected glory, where I can get in on these kinds of businesses on the ground floor.

Now, I have to make a full disclosure here. I am a director of Networking Partners Inc, a business developing social technologies. We own the KoiniClub.com which is going great guns with 150,000+ members. It is innovative and we have just done our registration statement to become listed. Crazy! I here you say, well, maybe, but we decided that we wanted to look at the markets to allow people to get involved with or business while we are developing and raise funding in that way. For us it makes more sense to go to market and allow our investors to buy shares in our company at a market dictated price than stay private and rely on venture capital firms for our funding needs. It may seem a little off the wall but it works for us, and with the first day of trading producing 150%+ for Linkedin it would seem that being able offer listed shares in social technology business right now is not such a ad idea.

The long and the short of it is that we may be seeing huge valuations for some Internet companies but we are far from the tech bubble that saw such beauties as Webvan.com which saw $375 million down the toilet in eighteen months, Pets.com who devoured $82 million in nine months and my personal favorite Boo.com who burned through $160 million in less than two years. These companies were just the tip of the iceberg; I met several companies who were raking in huge funding for ideas that were even more crazy. I am not sure that we have got to that stage again yet, but when companies such as ours and others begin to give any sort of return then we are bound to see others following just like that tech bubble we saw ten years ago.

If you want to see how this happens and is happening today then take a look at the Groupon situation. The daily deals site comes from nowhere, gets an offer from Google for nearly $7 billion (and turns it down) and then we see hundreds, if not thousands of clone sites instantly pop up.

If today has taught us anything with the Linkedin trade it is the old adage ‘The key to the game of making money is to get in early’. By the way that name you are now looking back in this article for is Networking Partners Inc.